UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other News.

OTHER NEWS

Subject: Appointment of Mr. Ajay Kumar Gupta as an Executive Director of the Bank

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (the Bank) in its disclosure filed with the stock exchanges on November 24, 2023, had communicated that the Board of Directors had approved the appointment of Mr. Ajay Kumar Gupta (DIN: 07580795) as an Additional Director and whole-time Director (designated as Executive Director) of the Bank subject to necessary approvals effective from November 27, 2023 or the date of approval from Reserve Bank of India, whichever is later, for a period till November 26, 2026.

We wish to inform you that RBI has communicated its approval for the appointment of Mr. Ajay Kumar Gupta as whole-time Director (Executive Director) of the Bank from the date of his taking charge till November 26, 2026. Accordingly, the Board of Directors of the Bank has recorded March 15, 2024, as the effective date of appointment and taking charge by Mr. Gupta as an Executive Director of the Bank.

Brief profile of Mr. Ajay Kumar Gupta is attached as Annexure. Mr. Gupta is not related to any Director of the Bank. We affirm that Mr. Ajay Kumar Gupta is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

We request you to take note of the above.

Annexure

Profile: Mr. Ajay Kumar Gupta (DIN: 07580795)

Mr. Ajay Gupta is a Chartered Accountant, 1991. He is responsible for credit policy formulation and credit underwriting for the Retail and Business Banking, Operations, Technology and Data Sciences and Analytics function of the Bank.

He has been with ICICI Bank since November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: March 15, 2024	By:
		Name :	Prachiti Lalingkar
		Title :	Company Secretary